EXHIBIT 99.1

Forward Pharma Obtains Shareholder Approval of the Planned Capital Reduction at the Extraordinary General Meeting

COPENHAGEN, Denmark, Aug. 02, 2017 (GLOBE NEWSWIRE) -- Forward Pharma A/S (NASDAQ:FWP) (“the Company” or “Forward”) today announced the result of the extraordinary general meeting of its shareholders held on August 2, 2017 (the “Extraordinary General Meeting”), where the requisite majority of the votes cast approved the plans to return EUR 19.45 per share amounting to a total of EUR 917.7 million to its shareholders through a capital reduction (the “Capital Reduction”).

Forward has received a ruling from the Danish Tax Authorities covering holders of ordinary shares and holders of Forward’s American Depositary Shares (“ADSs”). Based on the ruling, the Company will not be withholding any part of the proceeds from the Capital Reduction for Danish tax. The Company advises shareholders and holders of ADSs to consult their own tax advisors regarding the tax ramifications of the currently planned distribution from the Company.

The Capital Reduction remains subject to a four-week waiting period from the publication date of the Extraordinary General Meeting’s resolution by the Danish Business Authority, to safeguard the interest of creditors, as well as the Company’s Board of Directors’ subsequent resolution to carry out and complete the Capital Reduction. Forward expects the publication of the Extraordinary General Meeting’s resolution by the Danish Business Authority to occur within days after the meeting.

Forward expects to file today a Form 6-K with the United States Securities and Exchange Commission noting the result of the Extraordinary General Meeting. Additional details around the upcoming steps in the Capital Reduction will be made available on Forward’s website.

About Forward Pharma:
Forward Pharma A/S is a Danish biopharmaceutical company that commenced development in 2005 of FP187, a proprietary formulation of DMF for the treatment of inflammatory and neurological indications. The Company owns a significant intellectual property (IP) portfolio related to DMF formulations. The Company granted to Biogen an irrevocable license to all of its IP through the recent Settlement and License Agreement and received from Biogen a non-refundable cash fee of $1.25 billion in February 2017. The Company has the opportunity to receive royalties from Biogen on sales of Tecfidera® or other DMF products for MS, dependent on, among other things, successfully appealing the U.S. interference and a favorable outcome in Europe with respect to the EP2801355 opposition proceeding.

The principal executive offices are located at Østergade 24A, 1st Floor, 1100 Copenhagen K, Denmark and our American Depositary Shares are publicly traded on NASDAQ Stock Market (FWP). For more information about the Company, please visit our web site at http://www.forward-pharma.com.

Forward Pharma A/S Investor Relations Contact:

Forward Pharma A/S
Dr. Claus Bo Svendsen, Chief Executive Officer
Investor Relations
investors@forward-pharma.com

The Trout Group
John Graziano
jgraziano@troutgroup.com
+1 (646) 378 2942

Forward Looking Statements:
Certain statements in this press release may constitute “forward-looking statements” of Forward Pharma A/S within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements which contain language such as “believe”, “expect”, “anticipate”, “estimate”, “would”, “may”, “plan” and “potential”. Forward-looking statements are predictions only, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, risks related to the following: the timing and tax consequences of our planned distribution to shareholders; the benefits of the mechanism of the planned distribution relative to other potential mechanisms for a return of capital; the satisfaction of certain conditions, and the accuracy of certain representations of the Company, in the Settlement and License Agreement entered into with subsidiaries of Biogen Inc. and certain other parties thereto; our ability to obtain, maintain, enforce and defend issued patents with royalty-bearing claims; our ability to prevail in the interference proceeding after all appeals and obtain issuance of the ’871 application; our ability to prevail in or obtain a favorable decision in the ‘355 European opposition proceedings, after all appeals; the expected timing for key activities and an ultimate ruling in such legal proceedings; the issuance and term of our patents; future sales of Tecfidera®, including impact on such sales from competition, generic challenges, regulatory involvement and pricing pressures; the scope, validity and enforceability of our intellectual property rights in general and the impact on us of patents and other intellectual property rights of third parties; and our ability to generate revenue from product sales in the U.S. directly or through an assignee of our U.S. co-exclusive license rights in the event Biogen does not obtain an exclusive license from us in the U.S. Certain of these and other risk factors are identified and described in detail in certain of our filings with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2016. We are providing this information as of the date of this release and do not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.